

Jnyaneshwar Prabhu

President & CEO, iMiners, Inc.

San Francisco Bay Area

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iMiners, Inc.

LSU Louisiana State University

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500+ connections

Experience

President & CEO

iMiners, Inc.

Dec 2004 – Present · 13 yrs 11 mos

We deliver trading decision tools to Individual & Institutional Investors, and proactive shareholder experience management tools for Investor Relations Departments at public companies.

Founder

GigION, Inc.

Sep 2003 – Dec 2004 · 1 yr 4 mos

Developed an Executive summary, Business Plan and Presentation for Venture funding. Put together a development team and an advisory board. Although we did not get funding, it provided all of us with a good learning experience.

Group Director

Cadence Design Systems

Jan 2001 – Sep 2003 · 2 yrs 9 mos

Worked with corporate sales to value-add and leverage existing tool capabilities and develop strategic alliances for future products.

Sr. Director Business Development

Aristo Technology

Jul 1999 – Jan 2001 · 1 yr 7 mos

Strategic bus dev and alliances including consultative selling. New product ideas that employ current technologies and create new markets and solutions.

Director NA Field Applications

Aspec Technology

Jun 1995 – Jul 1999 · 4 yrs 2 mos

Help reduce time to PO by clearly defining criteria for successful evaluations. Helped sales ramp-up revenue from $1M (1995) to $20M(1998).

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Education



Louisiana State University

MS, Electrical Engineering

1987 – 1988

Media (1)



DegreeVerificationCertificate

Virginia Polytechnic Institute and State University

Master of Science (MS), Electrical and Electronics Engineering

1986 – 1987

National Institute of Technology, Tiruchirappalli

B.E (Hons), Electrical and Electronics Engineering

1982 – 1986

Recommendations

Received (1)   Given (6)



John Barnes

President, CEO Solar Land Partners

April 11, 2007, John worked with Jnyaneshwar but at different companies

I have known Prabu for many years and have watched his rise and development as a businessman, engineering leader and innovator of new product ideas.

He is deligent and dedicated with a talent for spotting new product ideas and developing the teams to execute them.

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Accomplishments

2 **Patents**

Apparatus for determining Booth Recoder Input Signals • Apparatus for multiplying operands